# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Liberty Live Holdings, Inc., CIK 0002078416
CUSIP: 530909100
Title of class of securities: Series A Liberty Live Group common stock
Address of issuer's principal executive offices: 12300 Liberty Blvd., Englewood, Colorado (CO), 80112
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001330387

## Reporting persons
- AMUNDI: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: France (I0); sole voting power 0; shared voting power 35,211; sole dispositive power 0; shared dispositive power 1,313,719; aggregate amount beneficially owned 1,348,930 (5.27% of the class)
- AMUNDI ASSET MANAGEMENT: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: France (I0); sole voting power 0; shared voting power 35,211; sole dispositive power 0; shared dispositive power 1,313,719; aggregate amount beneficially owned 1,348,930 (5.27% of the class)

## Item 1. Issuer
Name of issuer: Liberty Live Holdings, Inc.
Address of issuer's principal executive offices: 12300 Liberty Blvd. Englewood, Colorado 80112

## Item 2. Person Filing
Name of person filing:
Amundi
Amundi Asset Management
Address of principal business office or, if none, residence:
Amundi: 91-93 boulevard Pasteur, 75015 Paris, France
Amundi Asset Management: 91-93 boulevard Pasteur, 75015 Paris, France
Citizenship: Both Amundi and Amundi Asset Management are organized under the laws of the Republic of France.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 1,348,930
Percent of class: 5.27%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 35,211
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,313,719

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Amundi Asset Management

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- AMUNDI: John M. Malone, John M. Malone / Chief Compliance Officer / Power of Attorney (10/26/2026)
- AMUNDI ASSET MANAGEMENT: John M. Malone, John M. Malone / Chief Compliance Officer / Power of Attorney (10/26/2026)